UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 66 HUDSON BOULEVARD EAST NEW YORK, NEW YORK 10001-2192

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

*Note:    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2023 and 2022, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2023, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for plan benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure

under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1990.

Memphis, Tennessee
June 11, 2024

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2023	2022
Assets
Investments, at fair value
Pfizer Inc. common stock	$47,319	$86,133
Common/collective trust funds	293,994	287,580
Mutual funds	15,786	18,987
Separate account	25,469	—
Total investments, at fair value	382,568	392,700

Receivables
Company contributions	1,407	1,341
Notes receivable from participants	1,595	1,908
Securities sold	—	44
Interest and other	233	206
Total receivables	3,235	3,500
Total assets	385,803	396,200

Liabilities
Investment management fees payable	44	11
Total liabilities	44	11
Net assets available for plan benefits	$385,760	$396,189
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2023
Additions/(reductions) to net assets attributed to:
Investment gain
Net appreciation in investments	$12,823
Pfizer Inc. common stock dividends	2,711
Interest and dividend income from other investments	4,814
Total investment gain	20,348
Interest income from notes receivable from participants	93
Less: Investment management, redemption and loan fees	(118)
Net investment and interest gain	20,322

Contributions
Participant	1,503
Company	1,914
Rollovers into the Plan	21
Total contributions	3,437
Total additions	23,759

Deductions from net assets attributed to:
Benefits paid to participants	34,188

Net decrease	(10,429)

Net assets available for plan benefits
Beginning of year	396,189
End of year	$385,760
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan and Recent Transactions and Events

The following description of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of PBG Puerto Rico LLC (the Company or Plan Sponsor) or any affiliate which meets the requirements for participation, as set forth in the Plan document. The Company is a wholly owned subsidiary of Pfizer Inc. (the Parent). The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011, as amended (the Puerto Rico Code).

Plan Administration

The Plan is administered by the Savings Plan Committee of the Parent (the Plan Administrator), the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are monitored by State Street Global Advisors (SSGA), an independent fiduciary appointed by the Plan Administrator.

Administrative Costs

Plan participants pay quarterly fees from their account balances. These fees include general plan administrative fees and expenses, such as recordkeeping, trustee and independent fiduciary fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

Contributions

Participants may contribute (i) 1% to 20% of their eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of their eligible compensation on an after-tax basis. The maximum combined pre-tax and after-tax contribution is 20%. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last business day of the quarter to receive the match; however, if the participant separates from the Company prior to the last business day of the quarter due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death, or disability, such participant will receive the matching contribution. In January 2023, the Company funded the fourth quarter 2022 Company matching contributions in the amount of approximately $0.1 million. In January 2024, the Company funded the fourth quarter 2023 Company matching contributions in the amount of approximately $0.1 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Total combined before-tax and after-tax contributions may not exceed 20% of a participant’s eligible compensation, but total after-tax contributions, including spillover from before-tax contributions, cannot exceed 10% of a participant’s eligible compensation. Contributions are also subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

The Plan includes a Retirement Savings Contribution (RSC), which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. The RSC contributions are deposited into the Plan annually following the close of the Plan year, usually in February. In general, participants must be actively employed on the last business day of the year to receive the RSC; however, if the participant separates from the Company prior to the last business day of the year due to retirement (defined, as of January 1, 2022, as at least age 62 with at least 5 years of service, at least age 55 with at least 10 years of service or age 65), death, or disability, such participant will receive the RSC. In February 2023, the Company

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

funded the RSC for Plan year 2022 in the amount of approximately $1.2 million. In February 2024, the Company funded the RSC for Plan year 2023 in the amount of approximately $1.3 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and the Company matching contributions. However, for the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited amounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2023 and 2022, the market value of the forfeiture account in the Plan totaled approximately $1,000 and $13,000, respectively. In 2023, Company contributions were reduced by $23,000 from the forfeiture account.

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans (including defined benefit plans) into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan or (iii) are otherwise eligible for another Company-sponsored savings plan.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum amount is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original loan. Interest rates on outstanding loans ranged from 3.25% to 9.50% at December 31, 2023 and 2022.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance or set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Payment of Benefits

Participants are entitled to receive distributions upon termination and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV. The Alliance Bernstein Large Cap Growth Equity Separate Account (Separate Account) primarily holds common stock and CCTs.

See Note 4 for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.
3. Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated February 17, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2020.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2023
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$47,319	$—	$47,319
Common/collective trust funds	—	293,994	293,994
Mutual funds	15,786	—	15,786
Separate account:
Common stock	24,110	—	24,110
Common/collective trust funds	—	1,359	1,359
Total	$87,215	$295,353	$382,568

	Fair Value as of December 31, 2022
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$86,133	$—	$86,133
Common/collective trust funds	—	287,580	287,580
Mutual funds	18,987	—	18,987
Total	$105,120	$287,580	$392,700
Amounts may not add due to rounding.
5. Related Party Transactions and Party-In-Interest Transactions

Banco Popular de Puerto Rico, the trustee of the Plan, is deemed a party-in-interest and a related party. Northern Trust manages certain Plan investments and, therefore, is deemed a party-in-interest and a related party. Fidelity, the record keeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. SSGA acts as an investment manager and independent fiduciary for the Parent’s common stock and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.
6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
7. Risks and Uncertainties

Investment securities, including Parent common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

8. Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 11, 2024, the date at which the financial statements were issued, and no events were noted which warrant adjustments to, or disclosure in, the financial statements.

9. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	December 31,
(THOUSANDS OF DOLLARS)	2023	2022
Net assets available for plan benefits per the financial statements	$385,760	$396,189
Amounts allocated to withdrawing participants	(20)	—
Deemed distributions	(477)	(481)
Net assets available for plan benefits per Form 5500	$385,263	$395,708

The following is a reconciliation of benefits paid to participants, including rollovers, per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2023
Benefits paid to participants, including rollovers, per the financial statements	$34,188
Amounts allocated to withdrawing participants and deemed distributions at end of year	497
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(481)
Benefits paid to participants, including rollovers, per Form 5500	$34,204

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2023
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value

*	Pfizer Inc. Common Stock	Common stock				$47,319

*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund				1,121
*	Fidelity Large Cap Growth Fund	Collective trust fund				25,454
	Boston Partners Large Cap Value Fund	Collective trust fund				9,776
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund				63,737
*	SSGA S&P 500 Index Fund	Collective trust fund				62,187
*	SSGA International Equity Index Fund	Collective trust fund				2,464
*	SSGA Small-Mid Cap Equity Index Fund	Collective trust fund				27,633
	Wellington International Equity Fund	Collective trust fund				7,542
	Jennison Small-Mid Cap Equity Fund	Collective trust fund				2,487
	Acadian International Equity Fund	Collective trust fund				7,571
*	SSGA Bond Index Fund	Collective trust fund				290
	Vanguard Institutional Target Retirement Income Fund	Collective trust fund				6,303
	Vanguard Institutional Target Retirement 2020 Fund	Collective trust fund				10,287
	Vanguard Institutional Target Retirement 2025 Fund	Collective trust fund				17,199
	Vanguard Institutional Target Retirement 2030 Fund	Collective trust fund				20,594
	Vanguard Institutional Target Retirement 2035 Fund	Collective trust fund				12,347
	Vanguard Institutional Target Retirement 2040 Fund	Collective trust fund				10,585
	Vanguard Institutional Target Retirement 2045 Fund	Collective trust fund				3,196
	Vanguard Institutional Target Retirement 2050 Fund	Collective trust fund				1,520
	Vanguard Institutional Target Retirement 2055 Fund	Collective trust fund				1,169
	Vanguard Institutional Target Retirement 2060 Fund	Collective trust fund				310
	Vanguard Institutional Target Retirement 2065 Fund	Collective trust fund				221
	Total common/collective trust funds					293,994

	T. Rowe Price Small Cap Stock Fund	Mutual fund				2,536
	Diversified Bond Fund - Core	Mutual fund				11,920
	Diversified Bond Fund - High Yield	Mutual fund				332
	Diversified Bond Fund - Emerging Markets	Mutual fund				665
	Diversified Bond Fund - Opportunities Income	Mutual fund				332
	Total mutual funds					15,786

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2023
(THOUSANDS OF DOLLARS)
(continued)
Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value
Separate Account –

Genmab Common Stock	Common Stock				151
Ferrari Common Stock	Common Stock				175
ADR ASML Holding Common Stock	Common Stock				170
Adobe Inc. Common Stock	Common Stock				440
Align Technology Inc. Common Stock	Common Stock				108
Alphabet Inc. Common Stock	Common Stock				1,239
Amazon Inc. Common Stock	Common Stock				1,291
Ametek Inc. Common Stock	Common Stock				154
Amphenol Corp. Common Stock	Common Stock				104
Arista Networks Inc. Common Stock	Common Stock				546
Autodesk Inc. Common Stock	Common Stock				97
Broadcom Inc. Common Stock	Common Stock				208
Cadence Design Sys Inc. Common Stock	Common Stock				193
Chipotle Mexican Grill Inc. Common Stock	Common Stock				343
Cognex Corp. Common Stock	Common Stock				40
Copart Inc. Common Stock	Common Stock				552
Costco Wholesale Corp. Common Stock	Common Stock				758
Crowdstrike Holdings Inc. Common Stock	Common Stock				215
Edwards Lifesciences Corp. Common Stock	Common Stock				380
Eli Lilly & Co. Common Stock	Common Stock				610
Entegris Inc. Common Stock	Common Stock				105
Fortinet Inc. Common Stock	Common Stock				485
Home Depot Inc. Common Stock	Common Stock				342
Idexx Labs Inc. Common Stock	Common Stock				483
Intuitive Surgical Inc. Common Stock	Common Stock				719
Lululemon Athletica Inc. Common Stock	Common Stock				474
Manhattan Associates Inc. Common Stock	Common Stock				165
Meta Platforms Inc. Common Stock	Common Stock				396
Mettler-Toledo International Inc. Common
Stock	Common Stock				146
Microsoft Corp. Common Stock	Common Stock				2,439
Monster Beverage Corp. Common Stock	Common Stock				830
Motorola Solutions Inc. Common Stock	Common Stock				300
MSCI Inc. Common Stock	Common Stock				226
Netflix Inc. Common Stock	Common Stock				474
Nike Inc. Common Stock	Common Stock				320
Nvidia Corp. Common Stock	Common Stock				1,226
Otis Worldwide Corp. Common Stock	Common Stock				309
Paycom Software Inc. Common Stock	Common Stock				192
Qualcomm Inc. Common Stock	Common Stock				560
Roper Technologies Inc. Common Stock	Common Stock				467
Servicenow Inc. Common Stock	Common Stock				216
Sherwin-Williams Co. Common Stock	Common Stock				351
Synopsys Inc. Common Stock	Common Stock				183
Tractor Supply Co. Common Stock	Common Stock				146
Trex Co Inc. Common Stock	Common Stock				127
Tyler Technologies Inc. Common Stock	Common Stock				94
Unitedhealth Group Inc. Common Stock	Common Stock				1,353

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2023
(THOUSANDS OF DOLLARS)
(continued)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value

	Veeva Sys Inc. Common Stock	Common Stock				393
	Verisk Analytics Inc. Common Stock	Common Stock				240
	Vertex Pharmaceuticals Inc. Common Stock	Common Stock				734
	Visa Inc. Common Stock	Common Stock				1,141
	Waters Corp. Common Stock	Common Stock				147
	Zoetis Inc. Common Stock	Common Stock				552
	Total common stock					24,110

*	NTGI Collective Government Short-Term
	Investment Fund	Collective trust fund				1,359
	Total separate account					25,469

	Total investments					382,568

*	Notes receivable from participants	Interest Rates: 3.25% - 9.50%				1,595
		Maturity Dates: 2024- 2036
	Total					$384,163

*	Party-in-interest as defined by ERISA
**	Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
Amounts may not add due to rounding.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Colum Lane

Colum Lane
Member, Savings Plan Committee
Date: June 11, 2024